

emergent biosolutions®

Biosciences Spin-off

Frequently asked questions (FAQ) about Emergent's plan to create two independent public companies

1. **What did you announce?**
Emergent BioSolutions Inc. (NYSE: EBS) announced on August 6, 2015 that its Board of Directors has authorized management to pursue a tax-free spin-off of the company's Biosciences business into a separate, stand-alone publicly-traded company.

2. **Why are you doing this?**
The proposed spin-off recognizes that our two operating divisions have evolved into distinct business and investment opportunities. The Biosciences spin-off establishes each as a pure play company with a focused strategy and enables each company to target investors attracted to its business profile.

3. **What will Emergent's strategy be post spin-off?**
Emergent BioSolutions will continue to operate as a global specialty biopharmaceutical company whose core business is focused on providing specialty products for civilian and military populations that address intentional and naturally emerging public health threats.

4. **What will the new Biosciences company's strategy be post spin-off?**
The new Biosciences company, to be named at a later date, will focus on providing novel oncology and hematology therapeutics to meaningfully improve patients' lives. The core technology of the Biosciences company will be its ADAPTIR platform applied to immuno-oncology.

5. **Who will lead both companies following the spin-off?**
As stand-alone public companies, Emergent and the new Biosciences company will have separate management teams and boards of directors. Daniel J. Abdun-Nabi will remain President and Chief Executive Officer and Robert G. Kramer will remain Executive Vice President and Chief Financial Officer of Emergent. Fuad El-Hibri will remain Executive Chairman of the Board of Directors.

   Upon completion of the spin-off, Marvin White will serve as President and Chief Executive Officer of the new Biosciences company. Mr. White is currently a member of Emergent's Board of Directors. He is the former Chief Financial Officer of St. Vincent's Health, a $2.8 billion multi-hospital health system. Mr. White previously served as Executive Director and CFO of Lilly USA, a subsidiary of Eli Lilly and Company, and held other positions in corporate finance at Eli Lilly and Company.

6. **When will the spin-off be completed?**
The transaction is expected to be completed in mid-2016, subject to certain other conditions, including the receipt of a favorable opinion from outside tax counsel, private letter ruling from the Internal Revenue Service, execution of inter-company agreements by Emergent and the new Biosciences company, the effectiveness of the Form 10 registration statement, and final approval of the transaction by Emergent's board of directors.

7. **How will stock be distributed to shareholders?**
The transaction is intended to take the form of a tax-free distribution to Emergent's shareholders of common stock of a new publicly-traded Biosciences company. The stock distribution ratio and other matters, including the stock exchange on which the new Biosciences company's stock will be listed, will be determined at a later date. Emergent will continue to be listed on the New York Stock Exchange under its existing symbol "EBS."

8. **What changes today?**
Nothing changes today. We will clearly communicate to all of our stakeholders throughout the spin-off process. Emergent may, at any time and for any reason until the proposed spin-off is complete, abandon the spin-off or modify its terms and conditions.

August 6, 2015